October 29, 2014

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Dr. Tattoff, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed March 31, 2014
File No. 000-52836

Dear Mr. Rajan:

We are in receipt of your comment letter dated October 16, 2014. As we discussed over the phone earlier this week, we will be filing an amended Form 10-K for the year ended December 31, 2013 as well as amended Form 10-Q’s for the periods ended March 31, 2014 and June 30, 2014. We expect to have these filed no later than the time that the Form 10-Q for the period ended September 30, 2014 is due, November 14, 2014. We trust that this will satisfy your concerns.

Please contact me if you have any additional requests or need further information.

Sincerely yours,

Harry L. Zimmerman
EVP-COO and General Counsel